Exhibit 11.1
IRWIN FINANCIAL CORPORATION AND SUBSIDIARIES
EXHIBIT 11(a) — COMPUTATION OF EARNINGS PER SHARE

Year Ended December 31,	2008	2007	2006

Basic earnings per share calculation:
Average number of shares outstanding	29,343	29,337	29,501

Net (loss) income from continuing operations		($14,387)	$37,401

Payment of preferred dividends		(1,335)

Net loss from continuing operations, adjusted		($15,722)

Basic earnings per share from continuing operations		($0.54)	$1.27

Net (loss) income from all operations	($340,480)	($44,930)	$1,727

Payment of preferred dividends		(1,335)

Net loss from all operations, adjusted		($46,265)

Basic earnings per share from all operations	($11.60)	($1.58)	$0.06

Diluted earnings per share calculation:
Diluted shares outstanding
Average number of shares outstanding	29,343	29,337	29,501
Assumed exercise of stock options (1)	—	7	189

Total shares	29,343	29,344	29,690

Net (loss) income from continuing operations, adjusted		($15,722)	$37,401
Effect of stock options		(1,019)	(303)

Net (loss) income from continuing operations		($16,741)	$37,098

Diluted earnings per share from continuing operations		($0.57)	$1.25

Net (loss) income from all operations, adjusted	($340,480)	($46,265)	$1,727
Effect of stock options	—	(1,019)	(303)

Net (loss) income from all operations	($340,480)	($47,284)	$1,424

Diluted earnings per share from all operations	($11.60)	($1.61)	$0.05

(1)	The dilutive effect of stock options is based on the Treasury Stock method.